Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265588

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 9 DATED DECEMBER 14, 2022

TO THE PROSPECTUS DATED JULY 22, 2022

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated July 22, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the acquisition of a multifamily property;

•	to disclose the transaction price for each class of our common stock as of January 1, 2023;

•	to disclose the calculation of our November 30, 2022 net asset value (“NAV”) per share for each class of our common stock; and

•	to provide an update on the status of our offering.

Acquisition of a Multifamily Property

On December 2, 2022, we acquired a 175-unit multifamily property located in the Pittsburgh, Pennsylvania metropolitan area for $51.1 million, including closing costs. The property is a six-story, Class A property constructed in 2018. In connection with the acquisition, we assumed a $29.5 million mortgage, which bears interest at 4.28% and is amortized on a 30-year schedule with 6.7 years of remaining term. The acquisition was funded with the proceeds of the sale of shares of our common stock, sale of units of our Operating Partnership and borrowings from our Credit Facility.

January 1, 2023 Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of January 1, 2023 (and repurchases as of December 31, 2022) is as follows:

Transaction Price (per share)
Class T	$10.05
Class S	$10.05
Class D	$10.05
Class I	$10.04

As of November 30, 2022, we had not sold any Class T, Class S or Class D shares. As a result, the transaction price for our Class T, Class S and Class D shares is equal to the NAV per share for our Class E shares as of November 30, 2022. Class E shares are not sold as a part of this offering. The purchase price of our common stock for each share class sold in this offering equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

November 30, 2022 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.jpmreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV as of November 30, 2022 ($ and shares in thousands):

Components of NAV	November 30, 2022
Investments in real estate	$151,674
Investments in real estate debt	16,825
Cash and cash equivalents	15,357
Other assets	7,346
Debt obligations	(127,512)
Other liabilities	(4,352)
Subscriptions received in advance	(1,555)
Non-controlling interests in consolidated joint ventures	(2,335)
JPMIM mandatorily redeemable Class E units(1)	(33,686)

Net Asset Value	$21,762

Number of outstanding shares of common stock	2,165

(1)

Represents Class E units in the Operating Partnership held by J.P. Morgan Investment Management Inc. (the “Adviser” or “JPMIM”) that are mandatorily redeemable and only subject to delays to the continuous obligation to ultimately redeem the Class E units once sufficient availability exists under the share repurchase agreements. Therefore, the Class E units held by JPMIM are classified as a liability pursuant to ASC 480 Distinguishing Liabilities From Equity and are presented as “JPMIM mandatorily redeemable Class E units” at the initial funding amount received, which is equivalent to fair value at the issuance dates. Subsequently, the JPMIM mandatorily redeemable Class E units are carried at their cash redemption value as if the units were repurchased or redeemable at the reporting date, which equals NAV per unit of $10.05.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of November 30, 2022 ($ and shares in thousands, except per share data):

NAV Per Share	Class I Shares	Class E Shares	Total
Net asset value attributable to common stockholders	$221	$21,542	$21,762
Number of outstanding shares	22	2,143	2,165

NAV per share	$10.04	$10.05

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investment in real estate and investment in real estate debt are initially valued at cost. In the future, as we establish new values for our investments, we will provide information on the key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto.

Status of our Current Public Offering

Our public offering was declared effective by the SEC on July 22, 2022, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 57,084 Class I shares in the primary offering for total proceeds of approximately $0.6 million. As of the date hereof, we have not sold in this offering any Class S, Class T or Class D shares and we have not sold any shares pursuant to our distribution reinvestment plan. We intend to continue selling shares in the public offering on a monthly basis.

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